

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Mr. Steven Stern
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley Capital I Trust 2011-C3**
> **Morgan Stanley Capital I Trust 2011-C4**
> **Form 10-K**
> **Filed March 29, 2013**
> **Form 10-D**
> **Filed March 28, 2013**
> **File No. 333-167764-01 and File No. 333-167764-02**
>
> **Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5**
> **Form 10-K**
> **Filed March 29, 2013**
> **Form 10-D**
> **Filed April 23, 2013**
> **File No. 333-167764-03**

Dear Mr. Stern:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K

1. We note your response to comment 1 of our letter dated June 26, 2013 and reissue in part.
   Please describe the "certain servicing duties" assigned to Berkadia Commercial Mortgage
   LLC which you believe give rise to the requirement to file a servicer assessment.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2011-C4
Form 10-D

2. We note your response to comment 2 and reissue in part. We note that the distribution
   reports of Wells Fargo, included as an exhibit to Form 10-D for each of these
   transactions, continue to include a footnote indicating that the debt service coverage ratio
   is compiled from information provided by borrowers and Wells Fargo "makes no
   representations as to the accuracy of the data provided by the borrower for this
   calculation." While it may be appropriate to indicate that the reports are compiled from
   information provided by third parties and that Wells Fargo has relied upon the
   information and not independently confirmed the accuracy of the information received,
   we are of the view that an express disclaimer of any responsibility for the accuracy or
   completeness of the information furnished to it by third parties, including statements that
   the Wells Fargo makes no representations as to accuracy of information provided by third
   parties, is inconsistent with Wells Fargo's role in the servicing function. Please confirm
   that the distribution reports included in future filings will not include a statement that
   Wells Fargo makes no representations as to accuracy of information provided by third
   parties.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

3. We note your response to comment 2 and reissue with respect to Morgan Stanley Bank of
   America Merrill Lynch Trust 2012-C5. We note that the distribution report of Bank of
   America, included as an exhibit to Form 10-D, includes a footnote indicating that the
   reports are prepared by or based on from information furnished by third parties; that it
   has not independently verified the accuracy of the information received from or prepared
   by third parties; and it expressly does not undertake responsibility disclaim any
   responsibility for the accuracy, completeness, or sufficiency of the report. While it may
   be appropriate to indicate that the reports are compiled from information provided by
   third parties and that Bank of America has relied upon the information and not
   independently confirmed the accuracy of the information received, we remain of the view
   that an express disclaimer of any responsibility for the accuracy or completeness of the
   information contained in reports is inconsistent with Bank of America's role in the
   servicing function. Please confirm that the distribution reports included in future filings
   will not include an express disclaimer for the accuracy or completeness of the
   information contained in such report.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2011-C4
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

4. While we note your response to comment 3, Item 1121(a)(6) requires disclosure of beginning and ending balances of transaction accounts, and material account activity during the period. Please confirm that historically the account balances for the transaction accounts have been zero at the beginning and at the end of each distribution period. Also, please confirm that in future distribution reports you will disclose the information required by Item 1121(a)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel